Exhibit 99.1

FOR IMMEDIATE RELEASE

UFC GYM Selects MMA.INC’s BJJLink.com Software as the Technology Engine to Power its Global Brazilian Jiu Jitsu (BJJ) Franchise Growth

Highlights

●	Landmark multi-year agreement strengthens UFC GYM and MMA.INC alliance, supporting the global rollout of 45 new gyms in 2025 and accelerating the expansion of UFC GYM’s high-growth BJJ program—powered by MMA.INC’s category-leading software.
●	BJJLink.com is the definitive all-in-one operating system for martial arts-first businesses—optimizing member management, driving revenue growth, and unlocking scalable monetization for franchisees.
●	Builds on MMA.INC and UFC GYM’s broader strategic partnership to integrate the Warrior Training Program across a network of 150+ locations worldwide.

New York, NY – July 10, 2025 — Mixed Martial Arts Group Limited (NYSE American: MMA) (“MMA” or the “Company”), an NYSE American listed innovator at the intersection of combat sports and digital transformation, has announced an expansion of its strategic technology partnership with UFC Gym Group who are selecting BJJLink.com as the official gym management software platform for all new UFC GYM BJJ franchise studios.

This extension of the existing Software-as-a-Service (SaaS) agreement follows UFC GYM’s landmark global expansion announcement in February and solidifies a deeper alignment between UFC GYM’s fast-growing Brazilian Jiu-Jitsu (BJJ) program and MMA.INC’s category-leading gym software. This announcement capitalizes on the growth in BJJ, reinforced by UFC’s recent launch of their new premier BJJ live event series, UFC BJJ 1.

BJJLink.com, powered by MMA.INC’s Martial Arts Technology, will serve as the digital backbone of UFC GYM’S new BJJ franchise studios. Designed specifically for martial arts-first businesses, the platform equips franchisees with a modern, all-in-one operating system that streamlines member management, drives revenue, and unlocks new monetization opportunities. Key features include:

●	Mobile check-in and self-service kiosk systems to reduce front-desk friction and enhance member experience

●	Curriculum and belt progression management with digital tracking tools aligned to structured programs

●	Smart class and staff scheduling with real-time attendance and performance visibility

●	Payment infrastructure, including recurring billing, retail sales and a customizable in-app transaction layer that supports Stripe and a growing list of other global processors

●	Referral tracking and affiliate logic to power grassroots growth and incentive campaigns

●	Built-in CRM and e-commerce automation, enabling franchisees to engage leads, sell merchandise, and convert visitors, all from one centralized platform

Under the terms of the expanded agreement, UFC GYM franchisees will gain access to BJJLink Admin+, a powerful all-in-one platform designed to simplify operations and drive growth. UFC GYM BJJ Studio Franchisees will benefit from streamlined class scheduling, automated billing, digital curriculum tools, and built-in referral tracking, removing administrative overhead and enabling staff to focus on member experience. Standardized pricing across locations and centralized reporting through a master admin dashboard provide both flexibility and oversight, helping franchisees scale confidently while staying aligned with brand standards.

“The BJJLink platform offers an intuitive and powerful back-end that empowers our coaches and BJJ studio franchisees to focus on what matters most, training and community,” said Adam Sedlack, CEO of UFC GYM. “This agreement gives us the technical scalability and operational consistency needed to support our ambitious rollout of new BJJ studios globally.”

The new UFC GYM BJJ studios, purpose-built spaces dedicated to Brazilian Jiu-Jitsu, are part of UFC GYM’s mission to redefine fitness and martial arts for modern athletes. The brand plans to open more than 45 new gyms in 2025, with many of the BJJ-first models ranging from 2,000 to 5,000 square feet and featuring advanced mat spaces, recovery zones, and family-friendly programming.

“This extension validates our shared belief that the future of martial arts training is both physical and digital,” said Nick Langton, CEO of MMA.INC. “We’re proud to be the technology engine behind UFC GYM’s BJJ studio model and to deepen our long-standing relationship with the preeminent name in martial arts training.”

BJJLink is already used by hundreds of martial arts academies around the world and has seen increased demand from franchise operators seeking more streamlined onboarding, revenue analytics, and student engagement tools.

MMA.INC and UFC GYM intend to co-launch the new BJJLink-powered UFC GYM BJJ studio software at select international locations during H2 of 2025.

MMA.INC’s recently announced an international push, expanding BJJLink into Latin America and launching a marquee partnership with Gracie Allegiant HQ and Brazilian Jiu-Jitsu legend Clark Gracie.

About Mixed Martial Arts Group Limited

MMA.INC (Mixed Martial Arts Group Limited) is revolutionizing the combat sports industry by driving participation and engagement across fans, athletes, coaches, and gym owners. The company operates four core business units:

●	TrainAlta: A platform that transforms MMA fans into active participants through structured training programs.
●	Hype: A marketing platform helping gym owners, coaches, and athletes grow revenue from their audiences.
●	MixedMartialArts.com: The go-to resource for MMA news, fighter data, fight schedules, and the legendary Underground forum.
●	BJJLink: A leading gym management platform designed for BJJ academies, offering tools for payment processing, marketing, student engagement, and content monetization.

With over 5 million social media followers, 530,000 user profiles, 50,000 active students, 18,000 published gyms and 800 verified gyms across 16 countries, MMA.inc continues to transform the martial arts landscape and deliver unparalleled value to its stakeholders.

For more information, visit www.mma.inc or follow us on social media:

●	Facebook: TrainAlta
●	Instagram: @TrainAlta
●	X: @AltaGlobalGroup
●	LinkedIn: MMA.inc

ABOUT UFC GYM®

UFC GYM® is the first major brand extension of UFC®, the world’s premier MMA organization, created in alliance with New Evolution Ventures™ (NeV), developers of many of the world’s most successful fitness brands. As the first to unite the benefits of MMA with fitness, the brand is not what you expect, and more than you can imagine. UFC GYM’s TRAIN DIFFERENT® approach provides members with the ultimate fitness experience and programming that secures results for all ages and training levels. With over 150 locations opened and 700 additional locations currently in development globally, UFC GYM has revolutionized the fitness industry and positively impacted countless lives worldwide. UFC GYM offers the opportunity to own and operate a franchise domestically and internationally. For more information, please visit www.ufcgym.com.

Follow UFC GYM through the below platforms:

●	FACEBOOK - Facebook.com/UFCGYM
●	YOUTUBE - Youtube.com/UFCGYM
●	INSTAGRAM, TIKTOK & X - @UFCGYM

Forward-Looking Statements

This press release may include forward-looking statements. Any statements contained herein regarding our strategy, future operations, financial position, future revenues, projected costs, prospects, plans and objectives of management, other than statements of historical facts, are forward-looking statements. The forward-looking statements included herein include or may include, but are not limited to, statements that are predictive in nature, depend upon or refer to future events or conditions, or use or contain words, terms, phrases, or expressions such as “achieve,” “forecast,” “plan,” “propose,” “strategy,” “envision,” “hope,” “will,” “continue,” “potential,” “expect,” “believe,” “anticipate,” “project,” “estimate,” “predict,” “intend,” “should,” “could,” “may,” “might,” or similar words, terms, phrases, or expressions or the negative of any of these terms. Any statements contained in this press release that are not based upon historical fact are based on current expectations, estimates, projections, opinions and/or beliefs of the Company. Such statements are not facts and involve known and unknown risks, uncertainties, and other factors. Prospective investors should not rely on these statements as if they were facts. Actual revenue may vary to current sales due to factors such as participant churn, cancellations, and changes in payment schedules, membership terms or pricing changes. Any references to verified gyms, partner gyms, user profiles refer to a profile that has been claimed or created across the MMA.inc platform, which includes TrainAlta.com, BJJ Link, Hype, MixedMartialArts.com and Steppen. Forward-looking statements involve a number of known and unknown risks and uncertainties, including, but not limited to, those discussed in the “Risk Factors” section of the Form 20-F for the fiscal year ended June 30, 2024 filed with the SEC. Given the risks and uncertainties, readers should not place undue reliance on any forward-looking statement and should recognize that the statements are predictions of future results which may not occur as anticipated. New risk factors emerge from time to time, and it is not possible for management to predict all such risk factors, nor can it assess the impact of all such factors on the Company’s business or the extent to which any factor, or combination of factors, may cause actual results to differ materially from those contained in any forward-looking statements. You should carefully read the factors described in the “Risk Factors” section of the Form 20-F for the fiscal year ended June 30, 2024 filed with the SEC to better understand the risks and uncertainties inherent in our business and industry, and any underlying forward-looking statements. Except where required by law, the Company assumes no obligation to update, withdraw or revise any forward-looking statements to reflect actual results or changes in factors or assumptions affecting such forward-looking statements.

Media Contacts

Mixed Martial Arts Group Limited

E: peter@mma.inc